Name of Registrant:

Franklin Global Trust

File No. 811-10157

EXHIBIT ITEM No. 77D (a): Policies with respect to security investments

January 21, 2014 supplement to the Registrant's prospectus:

From 495 P 01/14

SUPPLEMENT DATED JANUARY 21, 2014
TO THE PROSPECTUS DATED DECEMBER 1, 2013
OF
FRANKLIN GLOBAL REAL ESTATE FUND
Franklin Global Trust

The Prospectus is amended as follows:
I. The Fund "Summary - Principal Investment Strategies" section first paragraph on page 4 is revised as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets in securities of companies located anywhere in the world that operate in the real estate sector, including: real estate investment trusts (REITs) and similar REIT-like entities domiciled outside the U.S.; companies qualifying under U.S. federal tax law as REITs; and companies that derive at least half of their assets or revenues from the ownership, management, development or sale of residential, or commercial real estate (such as real estate operating or service companies).

II. The Fund "Details - Principal Investment Policies and Practices" section seventh paragraph on page 11 is revised as follows:

Although the Fund generally does not hedge its foreign currency exposure, derivative instruments, such as forward currency exchange contracts, may be used from time-to-time, to help manage currency risks and manage local currency exposure. While forward currency contracts entered into for hedging purposes may reduce the risk of loss from a change in value of a currency, they also limit any potential gains and do not protect against fluctuations in the value of the underlying instruments.


Please keep this supplement for future reference.